August 9, 2005


VIA EDGAR, FEDERAL EXPRESS
AND FACSIMILE (202) 772 9203

United States Securities and Exchange Commission Office of Mergers and Acquisitions & The Division of Corporation Finance 450 Fifth Street, N.W. Washington, DC 20549

Attention: Mara L. Ransom, Special Counsel
               Office of Mergers and Acquisitions

         Re: IBHAS Technologies Inc.
              Information Statements Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder. Filed July 19, 2005. File Number 5-80863.

Dear Mara L. Ransom,

      The following response address the comments of the reviewing Staff of the Commission as set forth in the comment letter of July 27, 2005 relating to
Schedule 14F-1 and to Exhibit 10.1 on Form 8-K of IBHAS Technologies Inc. (the" Company"). On behalf of the Company we respond as follows.

                                 Schedule14 F-1

      1. In the second paragraph on the first page, you indicate that an investment group recently acquired 76.6% of the outstanding shares of common stock of the Company from existing shareholders. In the future, please ensure that you name the person(s) who acquired such control, pursuant to Item 6 (e) of Schedule 14A. This comment also applies to the Form 8-K filed on July 6, 2005 and filing obligations under Item 5.0l(a)(l) of that form.

      Response:

      In the future the Company will name the persons who acquired control (pursuant to Item 6(e) of Schedule 14A) in the Amended 8-K.

                         Form 8-K. Filed on July 6, 2005

      2. You indicate that the Stock Purchase Agreement dated June 29, 2005 by and among the investment group and Benjamin West, Mohanad Shurrab and Abdellatif Anabtawi was filed as Exhibit 10.1, however, we are unable to locate this exhibit on EDGAR. Please revise to file this agreement.

     Response:

            We have revised and amended the 8-K Filed on July 6, 2005, and have incorporated in Exhibit 10.1 the Stock Purchase Agreement dated June 29, 2005.

            On behalf of the Company hereby acknowledges the following:

            o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

            o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

            o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                     Very truly yours,


                                                     /s/ Sunny Barkats
                                                     ---------------------------
                                                     Sunny J. Barkats, Esq.